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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F   X              Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes                        No    X

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes                         No   X

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                            Yes                         No   X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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ENDESA's Output Reached 162,088 GWh in 2003, a 4.9% Increase

    MADRID, Spain--(BUSINESS WIRE)--Jan. 27, 2004--ENDESA (NYSE: ELE)

    -- 60% of ENDESA's total output was generated in Spain, 28.9% in Latin America and 11.1% in Italy.

    -- Spanish market output was 97,741 GWh, a 3.6% increase over 2002.

    -- Output increase in the peninsular system was 2.7% while in the islands system it increased a 10.3%.

    -- ENDESA's subsidiaries in Latin America generated 46,480 GWh, an 8.8% increase over 2002.

    -- Endesa Italia generated 17,867 GWh in 2003, a 1.8% increase over 2002.

    ENDESA's (NYSE: ELE) global output totaled 162,087 GWh in 2003, a 4.9% increase compared to the previous year, according to provisional data.
    The output breakdown by technology reflects ENDESA's balanced global generation mix:
    48,498 GWh, a 30% of the output in 2003, came from hydro power plants; a 25% or 40,007 GWh, came from coal-fired power plants; another 25% or 40,338 GWh, from fuel-gas power plants, with a significant proportion coming from CCGT's; a 17% or 27,697 GWh from nuclear power plants; and a 3% or 5,548 GWh from our renewable energies and cogeneration plants, all located in Spain.
    Total Hydro output increased by 10.9% in 2003 compared to the previous year. The most significant increases occurred in Spain and Brazil because of the higher hydraulic conditions in those countries. Endesa's total hydro output in 2003 was 1.25 times the total hydro output generated in the Spanish electricity system.
    Regarding the market breakdown, 60% of the total output was generated in Spain, a 28.9% in Latin America and an 11.1% in Italy.
    In Spain, electricity output increased by a 3.6%, totaling 97,741 GWh. Peninsular power plants raised their output a 2.7%; while the islands system could meet the strong demand increase experienced by these markets with an output increase of 10.3%.
    Spanish CCGT's output totaled 3,226 GWh, a 134.6% increase; while fuel-gas output fell 37% to 1,917 GWh; national coal output decreased 8% to 23,846 GWh; and imported coal output increased a 3.3% up to 11,570 GWh. There has been a significant upturn of hydro output form 7,903 GWh in 2002 to 11,548 GWh in 2003, a 46% increase. An 11.8% of
Spanish total output was hydro generated, which is a 40.9% more than in 2002.
    Despite the high hydraulic conditions in 2003, ENDESA increased its "pool" sales by a 2.7%, leading the peninsular market with a market share of 41.7%.
    In Latin America, the Company led the electricity markets in Colombia, Chile, Argentina and Peru. Total output of ENDESA's subsidiaries in Latin America was 46,480 GWh in 2003, with an average increase of 8.8%, mostly due to the high output growth in Argentina and Brazil. The Company's subsidiaries in both countries increased their output by 30.3% (11,208 GWh) and 20.9% (3,271GWh) respectively. In Chile electricity output increased by 1.47% up to 6.524 GWh, while in Peru it increased by 6.21% up to 4,683 GWh, and in Colombia by 0.89%, up to 10,794 GWh.
    This strong recovery is due to the positive evolution of the economies in the region and its effect in the electricity demand. In addition, the high pluviosity in Brazil led the Cachoeira Dourada hydro power plant to raise its output by 21% over 2002. Hydro generation in Latin America during 2003 totaled 35,286 GWh, more than 75% of total output generated in the region.
    In Italy, ENDESA generated 17,867 GWh, a 1.8% more than in the previous year. Endesa Italia reduced fuel-gas output 11.3%, down to 12,292 GWh, favoring coal and hydro output which increased 37.6% (3,341 GWh) and 31% (1,664 GWh), respectively.
    The French generator Snet, in which ENDESA holds a 30% interest, increased its output 23.3% in 2003, up to 9,079 GWh. On the other hand, output of the Portuguese Tejo, in which ENDESA holds a 35% interest, fell 13% in 2003, down to 4,176 GWh. ENDESA does not consolidate these two generation companies.
    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200

    http://www.endesa.es

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               ENDESA, S.A.


Dated: January 27th, 2003       By:  /s/ David Raya
                                     ___________________________________________
                              Name:  David Raya
                              Title: Manager of North America Investor Relations